UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

□ Form C: Offering Statement
□ Form C-U: Progress Update
□ Form C/A: Amendment to Offering Statement
    □ Check box if Amendment is material and investors must reconfirm within five business days.
■ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

Name of Issuer:

New Generation Consumer Group, Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   February 15, 1989

Physical Address of Issuer:

7950 E. Redfield Road, Unit 210, Scottsdale, Arizona 85260

Website of Issuer:

www.sigappco.com

Current Number of Employees:

1

	Most Recent Fiscal Year-End (2024)	Prior Fiscal Year-End (2023)
Total Assets	$100,000	$-0-
Cash and Cash Equivalents	$-0-	$-0-
Accounts Receivable	$-0-	$-0-
Short-term Debt	$27,724	$27,724
Long-term Debt	$-0-	$-0-
Revenue	$-0-	$-0-
Cost of Revenue	$-0-	$-0-
Taxes Paid	$-0-	$-0-
Net Income	$-0-	$(19,420)


May 12, 2025

FORM C-AR

New Generation Consumer Group, Inc.


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by New Generation Consumer Group, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.sigappco.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.


THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is May 12, 2025.


TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

New Generation Consumer Group, Inc. (the "Company") is a Delaware corporation, formed on February 15, 1989.

The Company is located at 7950 E. Redfield Road, Unit 210, Scottsdale, Arizona 85260.

The Company's website is: www.sigappco.com.

The Company operates as a forward-thinking company dedicated to providing customized application and web development solutions, by leveraging cutting-edge technology and exceptional customer service to deliver high-quality, efficient, and scalable software tailored to diverse client needs.

THE COMPANY

Our company was incorporated on February 15, 1989, under the laws of the State of Delaware as Nassau Ventures, Inc. On March 24, 1997, our corporate name changed to MegaWorld, Inc. On June 17, 2005, our corporate name changed to Power Sports Factory, Inc., in conjunction with a merger transaction, then changed back to MegaWorld, Inc., due to a scrivener's error. On February 22, 2006, our corporate name changed to Heringrat 478, Inc. On May 18, 2010, our corporate name changed to United Music & Media Group, Inc. On September 9, 2014, our corporate name changed to New Generation Consumer Group Inc.

On December 31, 2024, our current sole officer and director, Jacob DiMartino, acquired control of our company from USA Financial Holdings, Inc., for a cash payment in the amount of $80,000. Effective December 31, 2024, we acquired Signature Apps, Inc., a Colorado corporation ("Signature Apps"), from Raadr, Inc., a publicly-traded Nevada corporation (symbol: RDAR). Signature Apps is our only operating subsidiary. Mr. DiMartino served as the sole officer and director of RDAR from 2015 until October 2024.

Upon the acquisition of Signature Apps, our Board of Directors adopted the business plan of Signature Apps: to operate as a forward-thinking company dedicated to providing customized application and web development solutions, by leveraging cutting-edge technology and exceptional customer service to deliver high-quality, efficient, and scalable software tailored to diverse client needs. (See "Business").

RISK FACTORS

Risks Related to Our Company

For a significant period of time prior to our December 2024 acquisition of Signature Apps, we were a "shell company," as defined by Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934. We have only recently begun to emerge from "shell company" status and, due to the fact that Signature Apps is a development-stage business, there is no assurance that we will ever generate revenues from our business operations or that we will ever earn a profit or that we will ever, in fact, cease to be identified as a "shell company" for purposes of Rule 144. Further, any losses reported by us in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows.

Rule 144 safe harbor is unavailable for the resale of shares issued by us, unless and until we have satisfied the requirements of Rule 144(i)(1)(2). In our past, we have been a "shell company," as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. Pursuant to Rule 144, one year must elapse from the time a "shell company," as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act, ceases to be a "shell company" and files Form 10 information with the SEC, during which time the issuer must remain current in its filing obligations, before a restricted shareholder can resell their holdings in reliance on Rule 144.

The term "Form 10 information" means the information that is required by SEC Form 10, to register under the Exchange Act each class of securities being sold under Rule 144. The Form 10 information is deemed filed when the initial filing is made with the SEC. Under Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or a company that was at any time previously a reporting or non-reporting shell company, like our company, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding twelve months (or shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company. There is no assurance that our shareholders will ever be able to avail themselves of the Rule 144 safe harbor.

There is doubt about our ability to continue as a viable business. We have not earned a profit from our operations during recent financial periods. There is no assurance that we will ever earn a profit from our operations in future financial periods.

We may be unable to obtain sufficient capital to implement our full plan of business. Currently, we do not have sufficient financial resources with which to establish our growth strategies. There is no assurance that we will be able to obtain sources of financing, including in this offering, in order to satisfy our working capital needs.

We do not have a successful operating history. For a significant period of time before our acquisition of Signature Apps, we generated no revenues and incurred a net loss from operations. Because Signature Apps has never earned a profit, an investment in the Offered Shares speculative in nature. Because of this lack of operating success, it is difficult to forecast our future operating results. Additionally, our operations will be subject to risks inherent in the implementation of new business strategies, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing greater awareness. Our performance and business prospects will suffer if we are unable to overcome the following challenges, among others:

- our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a going concern;
- our ability to execute our business strategies;
- our ability to manage our expansion, growth and operating expenses;
- our ability to finance our business;
- our ability to compete and succeed in highly a competitive industry; and
- future geopolitical events and economic crisis.

There are risks and uncertainties encountered by under-capitalized companies. As an under-capitalized company, we are unable to offer assurance that we will be able to overcome our lack of capital, among other challenges.

We may not be successful in establishing our computer applications business model. We are unable to offer assurance that we will be successful in exploiting our computer applications business model. Should we fail to do so, you can expect to lose your entire investment in the Offered Shares.

We may never earn a profit in future financial periods. Because we lack a successful operating history, we are unable to offer assurance that we will ever earn a profit in future financial periods.

If we are unable to manage future expansion effectively, our business may be adversely impacted. In the future, we may experience rapid growth in our operations, which could place a significant strain on our company's infrastructure, in general, and our internal controls and other managerial, operating and financial resources, in particular. If we are unable to manage future expansion effectively, our business would be harmed. There is, of course, no assurance that we will enjoy rapid development in our business.

We currently depend on the efforts of Chief Executive Officer; the loss of this executive officer could disrupt our operations and adversely affect the further development of our business. Our success in establishing implementing our beverage business strategies will depend, primarily, on the continued service of our Chief Executive Officer, Jacob DiMartino. The loss of service of Mr. DiMartino, for any reason, could seriously impair our ability to execute our business plan, which could have a materially adverse effect on our business and future results of operations. We have not entered into employment agreements with Mr. DiMartino. We have not purchased any key-man life insurance.

If we are unable to recruit and retain key personnel, our business may be harmed. If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

Our business strategies are not based on independent market studies. We have not commissioned any independent market studies with respect to the software applications industry. Rather, our plans for implementing our business and achieving profitability are based on the experience, judgment and assumptions of our management. If these assumptions prove to be incorrect, we may not be successful in establishing our business.

Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Business

We rely substantially on third-party platforms to make our app available to users and to collect revenue. Our application is distributed through the main platform providers, including Apple and Google, which also provide us valuable information and data, such as the rankings of our app. Substantially all of our revenue is generated by users using those platforms. Consequently, our expansion and prospects depend on our continued relationships with these providers, and any emerging platform providers that are widely adopted by our target user base in the geographic markets in which we operate.

We are subject to the standard terms and conditions that these platform providers have for application developers, which govern the promotion, distribution and operation of applications on their platforms, and which the platform providers can change unilaterally on short or no notice. Our business would be harmed if:

- the platform providers discontinue or limit our access to their platforms;

- governments or private parties, such as internet providers, impose bandwidth restrictions, increase charges, or restrict or prohibit access to those platforms;

- the platforms modify their current discovery mechanisms, communication channels available to developers, respective terms of service, or other policies, including fees;

- the platforms adopt changes or updates to their technology that impede integration with other software systems, such as Adobe Flash or others, or otherwise require us to modify our technology or update our app in order to ensure users can continue to access our app and content with ease;

- the platforms impose restrictions; or

- the platforms develop their own competitive offerings.

If alternative platforms increase in popularity, we could be adversely impacted if we fail to create compatible versions of our app in a timely manner, or if we fail to establish a relationship with such alternative platforms. Likewise, if our existing platform providers alter their operating platforms or browsers, we could be adversely impacted as our offerings may not be compatible with the altered platforms or browsers or may require significant and costly modifications in order to become compatible. If our platform providers were to develop competitive offerings, either on their own or in cooperation with one or more competitors, our growth prospects could be negatively impacted. If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted.

In the past, some of these providers' platforms have been unavailable for short periods of time or experienced issues with certain features. If such events occur on a prolonged basis or other similar issues arise that impact users' ability to download our app or access social features, it could have a material adverse effect on our revenue, operating results, and reputation.

Our business depends on the protection of our proprietary information and our owned and licensed intellectual property. We believe that our success depends in part on protecting our owned and licensed intellectual property in the United States and other countries. Our intellectual property includes certain patents, trademarks and copyrights relating to our app, and proprietary or confidential information that is not subject to formal intellectual property protection. Our success may depend, in part, on our ability to protect the trademarks, trade dress, names, logos, or symbols under which we market our app and to obtain and maintain patent, copyright, and other intellectual property protection for the technologies, designs, software, and innovations used in our app and our business. We cannot assure that we will be able to build and maintain consumer value in our proprietary trademarks and copyrights or otherwise protect our technologies, designs, software, and innovations or that any patent, trademark, copyright, or other intellectual property right will provide us with competitive advantages.

We also rely on trade secrets and proprietary knowledge. We enter into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information, but we cannot assure that the obligation to maintain the confidentiality of our trade secrets and proprietary information will be honored by such individuals.

In the future we may make claims of infringement against third parties or make claims that third-party intellectual property rights are invalid or unenforceable. These claims could cause us to incur greater costs and expenses in the protection of our intellectual property and could potentially negatively impact our intellectual property rights, for example, by causing one or more of our intellectual property rights to be ruled or rendered unenforceable or invalid.

Despite our efforts to protect our intellectual property rights, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors or other third parties.

The intellectual property rights of others may prevent us from developing new app and/or entering new markets or may expose us to liability or costly litigation. Our success depends in part on our ability to continually adapt our app to incorporate new technologies as well as intellectual property related to app mechanics and procedures, and to expand into markets that may be created by these new developments. If technologies are protected by the intellectual property rights of our competitors or other third parties, we may be prevented from introducing additional features based on these technologies or expanding into markets created by these technologies.

We cannot assure that our business activities and our app will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. A successful claim of infringement by a third party against us, our app or one of our licensees in connection with the use of our technologies, app mechanics or procedures, or an unsuccessful claim of infringement made by us against a third party or its products or apps, could adversely affect our business or cause us financial harm. Any such claim and any resulting litigation, should it occur, could:

- be expensive and time-consuming to defend or require us to pay significant amounts in damages;

- be expensive and time-consuming to defend or require us to pay significant amounts in damages;

- result in invalidation of our proprietary rights or render our proprietary rights unenforceable;

- cause us to cease making, licensing, or using apps that incorporate the intellectual property;

- require us to redesign, reengineer, or rebrand our app or limit our ability to bring apps to the market in the future;

- require us to enter into costly or burdensome royalty, licensing, or settlement agreements in order to obtain the right to use a product or process;

- impact the commercial viability of the app that are the subject of the claim during the pendency of such claim; or

- require us to stop offering the infringing features.

Our success depends upon our ability to acquire and retain users, as well as adapt to and offer features that keep pace with changing technology and evolving industry standards.

Our ability to acquire and retain users is largely driven by our success in maintaining and improving our app. To satisfy users, we need to continue to improve useful features that are more attractive than those of our competitors. This will require us to, among other things, continue to improve our technology, app mechanics, and procedures to optimize search results for our app, tailor our app offerings to additional geographic and demographic market segments, and improve the user-friendliness of our app. Our ability to anticipate or respond to changing technology and evolving industry standards and to develop and introduce new and enhanced app features on a timely basis, or at all, is a significant factor affecting our ability to remain competitive and expand and attract new users. We cannot assure that we will have the financial and technical resources needed to introduce new features on a timely basis, or at all.

Further, as technological or regulatory standards change and we modify our app to comply with those standards, we may need users to take certain actions to continue using the app, performing age-gating checks or accepting new terms and conditions. Users may stop using our app at any time.

Our users depend on our support organization to resolve any issues relating to our app. Our ability to provide effective support is largely dependent on our ability to attract, resource, and retain employees who are not only qualified to support users, but are also well versed in our app. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation, adversely affect our ability to retain users, and adversely impact our results of operations, cash flows, and financial condition.

Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties. We collect, process, store, use, and share data, some of which contains limited personal information. Consequently, our business is subject to a number of U.S. and international laws and regulations governing data privacy and security, including with respect to the collection, storage, use, transmission, sharing, and protection of personal information and other consumer data. Such laws and regulations may be inconsistent among countries or conflict with other rules.

We are subject to U.S. federal and state and foreign laws related to the privacy and protection of user data. Such regulations, such as the General Data Protections Regulation ("GDPR") from the European Union ("EU") and the California Consumer Privacy Act, which became effective on January 1, 2020, are new, untested laws and regulations that could affect our business, and the potential impact is unknown. See "Our business- Regulation of the industry." We believe we have been and continue to be in compliance with the requirements of the GDPR since the regulation went into effect in 2018. In general, we do not store personal private information given that all payment processing occurs through third-party platforms, such as Apple, and Google.

There currently are a number of other proposals related to data privacy and security pending before several legislative and regulatory bodies. For example, the European Union is contemplating the adoption of the Regulation on Privacy and Electronic Communications (the "e-Privacy Regulation"). While this regulation was planned to take effect simultaneously with GDPR, it is currently still being debated and discussed by the EU member states. The e-Privacy Regulation focuses on the privacy of electronic communications and, in that respect, it contains new rules for direct marketing activities. It is highly likely that these rules will lead to new consent requirements.

Efforts to comply with these and other data privacy and security restrictions that may be enacted could require us to modify our data processing practices and policies, incorporate privacy by design into our app, and will significantly increase the cost of our operations. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security, and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to attract or retain users, and otherwise adversely affect our business, financial condition, and operating results.

Any failure or perceived failure by us to comply with our posted privacy policies or terms of use, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to us may limit the adoption and use of, and reduce the overall demand for our app.

Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our users' data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements or to modify their enforcement or investigation activities, which may increase our costs and risks.

Security breaches or other disruptions could compromise our information or the information of our users. If we sustain cyber-attacks or other security incidents that result in data breaches, we could suffer a loss of users and associated revenue, increased costs, exposure to significant liability, reputational harm, and other negative consequences. Our business sometimes involves the storage, processing, and transmission of certain proprietary, confidential, and personal information of our users. We also maintain certain other proprietary and confidential information relating to our business and personal information of our personnel. Despite our security measures, our information technology may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, employee error or malfeasance, or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary, or confidential information, create system disruptions, or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities.

Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems, the data stored on those systems, and the data of our business partners. Further, third parties, such as hosted solution providers, that provide services to us, could also be a source of security risks in the event of a failure of their own security systems and infrastructure. An increasing number of online services have disclosed security breaches, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our users' data, the loss, corruption or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our users or third-party platforms. Any of these could expose us to claims, litigation, fines, and potential liability.

The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or users. As threats related to cyber-attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our operations. Although we have insurance coverage for protecting against cyber-attacks, it may not be sufficient to cover all possible claims, and we may suffer losses that could have a material adverse effect on our business. We could also be negatively impacted by existing and proposed laws and regulations, and government policies and practices related to cybersecurity, data privacy, data localization, and data protection in the United States, Canada, the European Union, and other countries.

If an actual or perceived breach of our security occurs, public perception of the effectiveness of our security measures for our app and content could be harmed, and we could lose users. Data security breaches and other data security incidents may also result from non-technical means, for example, actions by employees or contractors. Any compromise of our security could result in a violation of applicable privacy and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability that is not always limited to the amounts covered by our insurance. Any such compromise could also result in damage to our reputation and a loss of confidence in our security measures. Any of these effects could have a material adverse impact on our results of operations, cash flows, and financial condition.

We operate in a highly competitive industry, and our success depends on our ability to effectively compete. Mobile applications development is a rapidly evolving industry with low barriers to entry. Businesses can easily launch online or mobile platforms and applications at nominal cost by using commercially available software or partnering with various established companies in these markets, but may not offer the same level of sophistication or capabilities as our app. The market for our app is also characterized by rapid technological developments, frequent launches of new apps and content, changes in user needs and behavior, disruption by innovative entrants, and evolving business models and industry standards. As a result, our industry is constantly changing mobile applications and business models in order to adopt and optimize new technologies, increase cost efficiency, and adapt to user preferences.

If we do not successfully invest in, establish and maintain awareness of our app, if we incur excessive expenses promoting and maintaining our app, or if our app contain defects or objectionable content, our business, financial condition, results of operations, or reputation could be harmed. We believe that establishing and maintaining our awareness of our app is critical to developing and maintaining favorable relationships with users, platform providers, advertisers, and content licensors, as well as competing for key management and technical talent. Increasing awareness and recognition of our app is particularly important in connection with our strategic focus on developing features based on our own intellectual property and successfully cross-promoting our app. In addition, globalizing and extending awareness and recognition of our app require significant investment and extensive management time to execute successfully. Although we make significant sales and marketing expenditures in connection with the launch of our app, these efforts may not succeed in increasing awareness of our app.

We rely on information technology and other systems, and any failures in our systems or errors, defects, or disruptions in our app could diminish our reputation, subject us to liability, disrupt our business, and adversely impact our results. We rely on information technology systems that are important to the operation of our business, some of which are managed by third parties. These third parties are typically under no obligation to renew agreements and there is no guarantee that we will be able to renew these agreements on commercially reasonable terms, or at all. These systems are used to process, transmit, and store electronic information, to manage and support our business operations, and to maintain internal control over our financial reporting. In addition, we collect and store certain data, including proprietary business information, and may have access to confidential or personal information in certain of our businesses that is subject to privacy and security laws, and regulations. We could encounter difficulties in developing new systems, maintaining and upgrading current systems, and preventing security breaches. Among other things, our systems are susceptible to damage, outages, disruptions, or shutdowns due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, denial of service attacks, and similar events. Any failures in our computer systems or telecommunications services could affect our ability to operate our app or otherwise conduct business.

Portions of our information technology infrastructure, including those operated by third parties, may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time-consuming, disruptive, and resource-intensive. We have no control over third parties that provide services to us and those parties could suffer problems or make decisions adverse to our business. We have contingency plans in place to prevent or mitigate the impact of these events. However, such disruptions could materially and adversely impact our ability to deliver app to users and interrupt other processes. If our information systems do not allow us to transmit accurate information, even for a short period of time, to key decision-makers, the ability to manage our business could be disrupted and our results of operations, cash flows, and financial condition could be materially and adversely affected. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could materially and adversely affect our reputation, competitive position, results of operations, cash flows, and financial condition.

Substantially all of our features rely on data transferred over the internet, including wireless internet. Access to the internet in a timely fashion is necessary to provide a satisfactory user experience to the users of our app. Third parties, such as telecommunications companies, could prevent access to the internet or limit the speed of our data transmissions, with or without reason, causing an adverse impact on our user experience that may materially and adversely affect our reputation, competitive position, results of operations, cash flows, and financial condition. In addition, telecommunications companies may implement certain measures, such as increased cost or restrictions based on the type or amount of data transmitted, that would impact consumers' ability to access our app, which could materially and adversely affect our reputation, competitive position, results of operations, cash flows, and financial condition. Furthermore, internet penetration may be adversely affected by difficult global economic conditions or the cancellation of government programs to expand broadband access.

We may use open source software in a manner that could be harmful to our business. We use open source software in connection with our technology and app on a limited basis. The original developers of the open source code provide no warranties on such code. Moreover, some open source software licenses require users who distribute open source software as part of their proprietary software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. We try to use open source software in a manner that will not require the disclosure of the source code to our proprietary software or prevent us from charging fees to our users for use of our proprietary software. However, we cannot guarantee that these efforts will be successful, and thus, there is a risk that the use of such open source code may ultimately preclude us from charging fees for the use of certain software, require us to replace certain code used in our app, pay a royalty to use some open source code, make the source code of our app publicly available, or discontinue certain features. Our results of operations, cash flows, and financial condition could be adversely affected by any of the above requirements.

Our inability to complete potential acquisition opportunities and integrate those businesses successfully could limit our growth or disrupt our plans and operations. In the future, we may pursue additional strategic acquisitions to further expand our operations. Our ability to succeed in implementing our strategy will depend to some degree upon our ability to identify and complete commercially viable acquisitions. We cannot assure that acquisition opportunities will be available on acceptable terms, or at all, or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions.

We may not be able to successfully integrate any businesses that we acquire or do so within the intended timeframes. We could face significant challenges in managing and integrating our acquisitions and our combined operations, including acquired assets, operations, and personnel. In addition, the expected cost synergies associated with such acquisitions may not be fully realized in the anticipated amounts or within the contemplated timeframes or cost expectations, which could result in increased costs and have an adverse effect on our prospects, results of operations, cash flows, and financial condition.

Our business may be adversely impacted by reductions in discretionary consumer spending as a result of downturns in the economy, global pandemics, or other factors beyond our control. Consumer demand for mobile applications, such as ours, is sensitive to downturns in the economy and the corresponding impact on discretionary spending. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general economic conditions, effects of declines in consumer confidence in the economy, public health concerns or pandemics, such as the COVID-19 coronavirus, the impact of high energy and food costs, the increased cost of travel, decreased disposable consumer income and wealth, political and regulatory uncertainty, or fears of war and future acts of terrorism could further reduce customer demand for the features that we offer and the amounts, if any, our users are willing to spend. These factors could impose practical limits on pricing and negatively impact our results of operations and financial condition.

We rely on skilled employees with creative and technical backgrounds. We rely on our highly skilled, technically trained, and creative employees to develop new technologies and create innovative features. Such employees, particularly app designers, engineers, and project managers with desirable skill sets are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating, and retaining these individuals. A lack of skilled technical workers could delay or negatively impact our business plans, ability to compete, results of operations, cash flows, and financial condition.

Our results of operations, cash flows, and financial condition could be affected by natural events in the locations in which we or our key platform providers or content suppliers operate. We may be impacted by severe weather and other geological events, including hurricanes, earthquakes, floods or tsunamis that could disrupt our operations or the operations of our key platform providers or content suppliers. Natural disasters or other disruptions at any of our facilities, those of our key providers, such as Apple and Google, or those of our content suppliers, may impair the operation, development or provision of our app. While we insure against certain business interruption risks, we cannot assure that such insurance will compensate us for any losses incurred as a result of natural or other disasters. Any serious disruption to our operations, or those of our key providers or suppliers could have a material adverse effect on our results of operations, cash flows, and financial condition.

Our results of operations fluctuate due to seasonality and other factors and, therefore, our periodic operating results are not guarantees of future performance. Our results of operations can fluctuate due to seasonal trends and other factors. User activity is generally slower in the second and third quarters of the year, particularly during the summer months. Certain other seasonal trends and factors that may cause our results to fluctuate include:

- holiday and vacation seasons;

- economic and political conditions; and

- the timing of the release of new features or refreshed content, including those of our competitors.

Consequently, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. We cannot assure that the seasonal trends and other factors that have impacted our historical results will repeat in future periods as we do not have the ability to influence these factors.

We are subject to a variety of laws worldwide, many of which are still untested and still developing and which could subject us to further extensive governmental regulation, claims, or otherwise, as well as federal, state, provincial, and local laws affecting business in general, which may harm or restrict our business. We are subject to a variety of laws in the United States, Canada, and other jurisdictions, including laws regarding consumer protection, intellectual property, virtual items and currency, export, and national security, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside of Canada and the United States. It is also likely that as our business grows and evolves and our app are played in larger volume in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, modify our app, or block users from a particular jurisdiction, each of which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States, Canada, and elsewhere that could restrict the online and mobile industries, including user privacy, advertising, taxation, copyright, distribution, and antitrust.

Changes in tax laws or tax rulings, or the examination of our tax positions, could materially affect our financial condition and results of operations. Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. In 2017, the United States enacted comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others: (i) a permanent reduction to the corporate income tax rate, (ii) a partial limitation on the deductibility of business interest expense, (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base), and (iv) a one-time tax on accumulated offshore earnings held in cash and cash equivalents and illiquid assets, with the latter taxed at a lower rate. Because these tax law changes are relatively new, we are still evaluating the impact that they may have on our business and results of operations in the future. Although at this time we do not expect that the changes will have an overall significant adverse impact on our business and financial condition, we cannot assure you that our business and results of operations will not be adversely affected by these or other changes to tax laws.

Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws and related regulatory guidance. However, the tax benefits that we intend to eventually derive could be undermined due to changing tax laws. In addition, the taxing authorities in Korea and the United States regularly examine income and other tax returns and we expect that they may examine our income and other tax returns. The ultimate outcome of these examinations cannot be predicted with certainty.

Our insurance may not provide adequate levels of coverage against claims. We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations, cash flows and financial condition.

Risks Related to Compliance and Regulation

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D. So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers and beneficial holders will only be available through periodic reports we file with OTC Markets.

Our common stock is not registered under the Exchange Act and we do not intend to register our common stock under the Exchange Act for the foreseeable future; provided, however, that we will register our common stock under the Exchange Act if we have, after the last day of any fiscal year, more than either (1) 2,000 persons; or (2) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

Further, as long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company's common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

In addition, as long as our common stock is not registered under the Exchange Act, our company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which require the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than 5% of the class.

There may be deficiencies with our internal controls that require improvements. Our company is not required to provide a report on the effectiveness of our internal controls over financial reporting. We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such independent evaluations.

Risks Related to Our Organization and Structure

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board members. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, we are not required to have (a) a board of directors of which a majority consists of independent directors under the listing standards of a national stock exchange, (b) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange's requirements, (c) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/ corporate governance committee charter meeting a national stock exchange's requirements, (d) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (e) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Our holding company structure makes us dependent on our subsidiaries for our cash flow and could serve to subordinate the rights of our shareholders to the rights of creditors of our subsidiaries, in the event of an insolvency or liquidation of any such subsidiary. Our company acts as a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries. No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

BUSINESS

History

General. Our company was incorporated on February 15, 1989, under the laws of the State of Delaware as Nassau Ventures, Inc. On March 24, 1997, our corporate name changed to MegaWorld, Inc. On June 17, 2005, our corporate name changed to Power Sports Factory, Inc., in conjunction with a merger transaction, then changed back to MegaWorld, Inc., due to a scrivener's error. On February 22, 2006, our corporate name changed to Heringrat 478, Inc. On May 18, 2010, our corporate name changed to United Music & Media Group, Inc. On September 9, 2014, our corporate name changed to New Generation Consumer Group Inc.

Recent Change in Control. On December 31, 2024, our current sole officer and director, Jacob DiMartino, acquired control of our company from USA Financial Holdings, Inc., for a cash payment in the amount of $80,000. Effective December 31, 2025, we acquired Signature Apps, Inc., a Colorado corporation (Signature Apps), from Raadr, Inc., a publicly-traded Nevada corporation (symbol: RDAR). Signature Apps is our only operating subsidiary. Mr. DiMartino served as the sole officer and director of RDAR from 2015 until October 2024.

New Business Plan. Upon the acquisition of Signature Apps, our Board of Directors adopted the business plan of Signature Apps: to operate as a forward-thinking company dedicated to providing customized application and web development solutions, by leveraging cutting-edge technology and exceptional customer service to deliver high-quality, efficient, and scalable software tailored to diverse client needs.

Plan of Operation

Our current capital resources will allow us to operate at our current levels for approximately six months; to remain as a viable business through the remainder of 2024, we will be required to obtain approximately $100,000 in capital, either in this offering or from other sources. There is no assurance that we will be able to obtain such needed capital. To achieve a significant portion of our 2025 objectives described below, we will require approximately $500,000 in new capital.

Our plan of operation for the remainder of 2025 consists of the following:

- re-start RAADR App next generation development by out-sourced development team.

- resubmit application for inclusion in the Google Play Store.

- begin user acquisition efforts via social media advertising (targeted at Apple device owners), with greater expenditures being made on marketing efforts as additional capital is secured. Assuming available capital, we have established a target of 10,000 users by the end of 2025. Should we achieve this milestone, we believe that recurring monthly revenues would range between $29,500- $49,500.

- expand user acquisition efforts via social media advertising to include Android (Google Play Store) users.

- begin efforts to attract advertisers to the RAADR App, with a target of monthly advertising revenues to start by the end of 2025.
-
develop and introduce to the market new apps, the conceptions of which are in development.

Should our efforts to obtain at least $500,000 of new funding in this offering fall short, the Company's management believes it will be able to secure needed funds from "friends and family." There is, however, no assurance that such will be the case. Without additional funding, it is likely that our company would be forced to cease operations.

Our Business

Cyber bullying is a reality for over 50% of adolescents and teens, while only 1 in 10 victims will tell their parents about it. This growing crisis requires a simple, effective and adaptive solution-a tool usable by the most technically challenged among us, yet comprehensive, perceptive and state-of-the-art. With 52% of parents worried that their children will face cyber bullying, the market for such a solution is enormous, yet no solution has reached these concerned parents and achieved a commanding market position.

Our position is that the void in this market exists because (1) legacy providers have forever controlled the larger market of internet security and previous solutions (2) were limited by poor usability for nontechnical parents and (3) required the installation of intrusive software on children's phones, leading to circumvention and distrust. RAADR is what parents haven't seen before: a simple, understandable, and reliable way to know when a child is in need of intervention. RAADR's interface has been built with the layman parent in mind which allows parents to focus on protecting their children rather than trying to learn new technologies. Moreover, RAADR doesn't require installation on a child's phone or computer, so our product can't be uninstalled or circumvented. In real time, we process the vast online reservoir of semi public and public information that's already accessible to parents, extract only that which falls within categories predefined by us or the parent, and present that extracted information in multiple, customizable levels of detail.

And just as the threats evolve, RAADR evolves. Our engineers will continually monitor trends and our customer service and marketing teams will continually interact with and learn from our customers and other market participants-all valuable market data will be incorporated into the platform. And our capacity to evolve doesn't end there. Machine Learning is now actively and effectively used by the most advanced technology companies, and RAADR will join them. Within the next 12 to 18 months, our algorithms will learn from and adapt to trends, as well as new or previously unknown or unidentified threats, and parents will be notified in real time. And then there's our most important resource for adaptation: community interaction. Parents don't currently have a way to efficiently communicate regarding local threats, but RAADR will change that. Our sophisticated, highly structured Community feature will allow parents to come together, and RAADR will incorporate threats and other issues raised by our communities.

The RAADR App

What Function Does the RAADR App Perform? The RAADR App was developed to assist parents and others, including school and law enforcement personnel, in detecting harmful online content, including cyberbullying, suicidal content, violence and campus threats. The RAADR App has been designed to be easily deployed and easily used by its users.

How Does the RAADR App Work? First, the user links to the desired publicly available social media account, such as, Facebook, X, TikTok and Instagram (the RAADR App does not possess the ability to monitor content located in "private" accounts), and, then, inputs keywords and topics for which the RAADR App constantly searches for with the linked social media accounts. When a keyword is detected, the RAADR App sends a "push" notification to its user, so that user is able to take appropriate action.

Is the RAADR App Operational? Currently, the RAADR App is available for download from the Apple Store (https://apps.apple.com/us/app/raadr/id1661624979) and currently has approximately 100 non-paying users. We intend to resubmit the application for inclusion of the RAADR App in the Google Play Store – we are currently revising terms of service to comply with Google Play Store standards – with approval expected prior to the end of June 2024.

What Are the Strengths and Weaknesses of the RAADR App?

The Company believes the RAADR App possesses the following strengths:

- The RAADR App provides a platform from which parents and their children are able to work together to address harmful online content, particularly cyberbullying.

- Low monthly subscription rate, an average of approximately $4.00 per month.

- Ease of use.

- High functionality within the RAADR App.

The Company believes the RAADR App possesses the following weaknesses:

- The RAADR App enjoys no brand awareness.

- The RAADR App has not been proven to be effective on a large-scale implementation.

- The RAADR App is not able to provide information with respect to content that is contained in "private" social media accounts.

- The Company does not currently possess capital with which to market the RAADR App, to increase its user base.

- Nearly all of the RAADR App's competitors possess greater resources, financial and other, that does the Company.

The Competition

RAADR has many competitors in the Social Media Monitoring and Anti-Bullying market. However, RAADR offers more in terms of services and platform expansion. Other competitors like Net Nanny and UKnowKids are not user friendly and do not monitor social media accounts with the same precision and scope as RAADR. These two competitors require the child to download the monitoring application onto their phone, RAADR does not.

Other examples include Anonymous Alert which does not feature an administrative dashboard. Our platform provides parents and school administrators a platform for tracking and responding directly in real time.

BARK, another social monitoring app, has a higher price point than RAADR and has less features included. RAADR's price point is significantly lower while using state of the art AI, Facial Recognition, & Anonymous Reporting Tools.

The Market & Industry

The Social Media Monitoring and Anti-Bullying app market is booming because these types of online safety tools are in high demand. Whether this demand comes from individuals, families, school administrators, or law enforcement, RAADR has a competitive advantage by being able to serve all three of these client groups effectively.

It is a known fact that Instagram, Facebook and Twitter struggle to contain the epidemic of online bullying. Bullying on social media is a big problem among teens. More than half of teens say they have been bullied or harassed online, according to a study released by Pew in September 2020.

As teens and young adults are increasingly using popular social media platforms to communicate, we know that RAADR can be a major competitor in this key market by having the most comprehensive app and platform to help stop online bullying and abuse.

Opportunity

Parents are spending an ever-increasing amount per month to raise their children to the age of 17. Keeping children safe is undoubtedly the most important concern on a parent's mind, and RAADR will cost parents as little as a quarter of one percent of that monthly expense total. Our tiered pricing starts at $1.95 per month followed by $4.95 per month and $9.95 per month with no contractual commitment (affiliate pricing is TBD). With over 35.2 million US households with children under the age of 18, it's our goal to capture 50,000 of those within 12 months, 500,000 within 2 years, and 2 million of those within 5 years; these subscription figures will generate annualized revenue of between $1.7M and $2.9M by the end of the first year, $17.94M and $29.94M by the end of the second year, and $71.76M and $119.76M by the end of the fifth year.

Employees

We currently have one employee, our Chief Executive Officer, Jacob DiMartino.

Property

Our company owns no real property. Currently, we rent a small office that is adequate for our current level of operations, at a monthly rental of $700.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

Directors and Executive Officers

The following table sets forth certain information concerning our company's executive management.

Name	Age	Position(s)
Jacob DiMartino	43	Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer and Director

Our directors serve until a successor is elected and qualified. Our officers are elected by the Board of Directors to a term of one (1) year and serves until their successor(s) is duly elected and qualified, or until they are removed from office.

Certain information regarding the background of our sole officer and director is set forth below.

Jacob DiMartino served as the sole officer and director of Raadr, Inc., a publicly-traded Nevada corporation (symbol: RDAR), engaged in the telecommunications business, from 2015 to October 2024. Mr. DiMartino embarked on his career path in 1998, joining Phase 2 Solutions, a startup company based in Scottsdale, Arizona. He started as an inside sales rep and even though he was only 18 years old, quickly advanced to Sales Manager within his first 90 days.

Two years later, Jacob was promoted to Director of Project Management and entrusted with the responsibility of handling the company's largest account. He earned several awards and achievements during his tenure with the company, including "Employee of the Year" and "Salesman of the Year". He was also named "Mentor of the Year," and honor based on employee votes and awarded to the manager who motivated and continually inspired others.

Inspired by his own lifelong dream of working in the entertainment industry, Jacob moved to Los Angeles in 2004 and scored work on several popular television series: "Law and Order SVU," "Cold Case," "Alias." "Gilmore Girls." He was also featured in the movie, "Mr. and Mrs. Smith."

Conflicts of Interest

At the present time, we do not foresee any direct conflict between our sole officer and director, his other business interests and his involvement in our company.

Corporate Governance

We do not have a separate Compensation Committee, Audit Committee or Nominating Committee. These functions are conducted by our Board of Directors acting as a whole.

During the year ended December 31, 2024, our Board of Directors did not hold a meeting, but took all necessary actions by written consent in lieu of a meeting.

Independence of Board of Directors

Our sole officer and director is not independent, within the meaning of definitions established by the SEC or any self-regulatory organization. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our Chief Executive Officer, Jacob DiMartino, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We attempt to address shareholder questions and concerns in our press releases and documents filed with OTC Markets, so that all shareholders have access to information about us at the same time. Mrs. Nelson collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Ethics

As of the date of this Offering Circular, our Board of Directors has not adopted a code of ethics with respect to our directors, officers and employees.

CAPITALIZATION, DEBT AND OWNERSHIP

General

Our authorized capital stock consists of (a) 8,000,000,000 shares of common stock, $.001 par value per share; and (b) 2,000,000 shares of Preferred Stock, $.0001 par value per share, (1) 1,000,000 shares of which have been designated Series A-1 Preferred Stock and (2) 1,000,000 shares of which have been designated Series A-2 Convertible Preferred Stock.

As of the date of this Offering Circular, there were (x) 1,786,672,777 shares of our common stock issued and outstanding held by 27 holders of record; (y) no shares of Series A-1 Preferred Stock issued and outstanding; and (z) 1,000,000 shares of Series A-2 Preferred Stock issued and outstanding held by one (1) holder of record.

Common Stock

General. The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Delaware law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Non-cumulative Voting. Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Further, the outstanding shares of Series A-2 Preferred Stock is beneficially owned by our Chief Executive Officer, Jacob DiMartino. Mr. DiMartino, thus, controls all corporate matters of our company.

Pre-emptive Rights. As of the date of this Offering Circular, no holder of any shares of our capital stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not otherwise disclosed herein.

Series A-2 Preferred Stock

Voting. Each shares of Series A-2 Preferred Stock has the right to 3,000 votes on all matters requiring the approval by our shareholders.

Dividends. The Series A-2 Preferred Stock is not entitled to receive any dividends.

Conversion. The Series A-2 Preferred Stock has no conversion rights.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board, or our president, or as otherwise provided under Delaware law.

Transfer Agent

We have retained the services of Securities Transfer Corporation, 2901 North Dallas Parkway, Suite 380, Plano, Texas 75093, as the transfer agent for our common stock. Securities Transfer's website is located at: www.stctransfer.com No information found on Securities Transfer's website is part of this Offering Circular.

Convertible Notes

Subsequent to December 31, 2024, the Company has issued convertible promissory notes in a total principal amount of $389,700, in consideration of loans in the total amount of $489,700. All such convertible notes bear interest at 8% per annum and are due one year from their respective issuance dates. All such convertible notes are convertible into shares qualified in the Company's first-filed Regulation A offering at the fixed offering price thereunder.

Ownership

The following table sets forth, as of the date of this C-AR, information regarding beneficial ownership of our common stock by the following: (a) each person, or group of affiliated persons, known by our company to be the beneficial owner of more than five percent of any class of our voting securities; (b) each of our directors; (c) each of the named executive officers; and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying convertible instruments, if any, held by that person are deemed to be outstanding if the convertible instrument is exercisable within 60 days of the date hereof.

Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Effective Voting Power
			Share Ownership After This Offering
Common Stock			
Executive Officers and Directors			
			See Note 2 And Note 3
Jacob DiMartino	300,000,000	16.79%	
Officers and directors, as a group (1 person)	300,000,000	16.79%	
Series A-2 Preferred Stock(4)			
Jacob DiMartino	1,000,000	100 %	

(1) Based on 1,786,672,777 shares outstanding.

(2) Our Chief Executive Officer, Jacob DiMartino, owns all of the outstanding shares of Series A-2 Preferred Stock and will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See Note 3).

(3) The Series A-2 Preferred Stock has the following voting rights: each share of the Series A-2 Preferred Stock is entitled to 3,000 votes.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$-0-	$-0-	$-0-

Cautionary Statement

The following discussion and analysis should be read in conjunction with our unaudited financial statements and related notes, beginning on page F-1 of this C-AR.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

Exiting Shell Status

With our acquisition of Signature Apps, we believe we have ceased to be a "shell company" as defined by Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

Upon the acquisition of Signature Apps, our Board of Directors adopted the business plan of Signature Apps: to operate as a forward-thinking company dedicated to providing customized application and web development solutions, by leveraging cutting-edge technology and exceptional customer service to deliver high-quality, efficient, and scalable software tailored to diverse client needs.

Basis of Presentation

Effective December 31, 2024, our company acquired Signature Apps. For several reporting periods prior to our acquisition of Signature Apps, our company had been a "shell company" as defined by Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

Because our company was a "shell company" prior to the acquisition of Signature Apps, this section presents information concerning Signature Apps for the periods and as of the dates indicated. This information includes Signature Apps's financial results, as well as narrative descriptions thereof. In addition, where appropriate, this section presents pro forma financial information, which assumes our company's acquisition of Signature Apps had occurred on certain prior dates, as indicated.

Plan of Business

We believe that the proceeds of this offering will satisfy our cash requirements for at least the next twelve months.

Our current capital resources will allow us to operate at our current levels for approximately six months; to remain as a viable business through the remainder of 2024, we will be required to obtain approximately $100,000 in capital, either in this offering or from other sources. There is no assurance that we will be able to obtain such needed capital. To achieve a significant portion of our 2025 objectives described below, we will require approximately $500,000 in new capital.

Our plan of operation for the remainder of 2025 consists of the following:

- re-start RAADR App next generation development by out-sourced development team.

- resubmit application for inclusion in the Google Play Store.

- begin user acquisition efforts via social media advertising (targeted at Apple device owners), with greater expenditures being made on marketing efforts as additional capital is secured. Assuming available capital, we have established a target of 10,000 users by the end of 2025. Should we achieve this milestone, we believe that recurring monthly revenues would range between $29,500- $49,500.

- expand user acquisition efforts via social media advertising to include Android (Google Play Store) users.

- begin efforts to attract advertisers to the RAADR App, with a target of monthly advertising revenues to start by the end of 2025.

- develop and introduce to the market new apps, the conceptions of which are in development.

Should our efforts to obtain at least $500,000 of new funding in this offering fall short, the Company's management believes it will be able to secure needed funds from "friends and family." There is, however, no assurance that such will be the case. Without additional funding, it is likely that our company would be forced to cease operations.

Results of Operations

Our Company

During the years ended December 31, 2024 and 2023, we believe our company was a "shell company" as defined by Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. With our acquisition of Signature Apps, we believe that we have emerged from "shell company" status.

Signature Apps

Signature Apps is the successor the business of Raadr, Inc. ("Raadr") as it was operated from 2015 through October 8, 2024, at which time such business (the "Raadr Business") was transferred into Signature Apps, a discreet wholly owned subsidiary of Raadr, until our acquisition of Signature Apps effective December 31, 2024.

The Raadr Business has never earned a profit and only began to generate a low level of revenues during the second have of 2024. There is no assurance that Signature Apps, as it continues to operate as a subsidiary of our company, will ever earn a profit.

During the years ended December 31, 2024 and 2023, the Raadr Business incurred net losses of $152,888 (unaudited) and $335,580 (unaudited), respectively. Without additional capital, whether from this offering or otherwise, Signature Apps will not be able to continue to pursue its computer application business, which could cause purchasers of Offered Shares to lose their entire investments.

On a pro forma combined basis, during the year ended December 31, 2024, our company and the Raadr Business generated $5,612 (unaudited) in revenues and experienced a net loss of $152,888 (unaudited).

Financial Condition, Liquidity and Capital Resources

December 31, 2024. At December 31, 2024, our company had $100,000 (unaudited) in assets, comprised exclusively of the common stock of Signature Apps, and liabilities of $27,274 (unaudited). On a pro forma combined basis, our company and Signature Apps had cash of $5,612 (unaudited) and a working capital deficit of $152,888 (unaudited) at December 31, 2024.

Our company's current cash position of approximately $75,000 is adequate for our company to maintain its present level of operations through at least the third quarter of 2025. However, we must obtain additional capital from third parties, including in this offering, to implement our full business plans. There is no assurance that we will be successful in obtaining such additional capital.

Off-Balance Sheet Arrangements

As of December 31, 2024, there were no off-balance sheet arrangements.

Contractual Obligations

To date, we have not entered into any significant long-term obligations that require us to make monthly cash payments.

Capital Expenditures

We made no capital expenditures during the year ended December 31, 2024. However, should be obtain proceeds in this offering, or otherwise, we expect to make capital expenditures during the next twelve months. We are unable to predict the amount or timing of any such expenditures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Change-in-Control Transaction

On December 31, 2024, our current sole officer and director, Jacob DiMartino, acquired control of our company from USA Financial Holdings, Inc., for a cash payment in the amount of $80,000. Effective December 31, 2024, we acquired Signature Apps, Inc., a Colorado corporation (Signature Apps), from Raadr, Inc., a publicly-traded Nevada corporation (symbol: RDAR). Signature Apps is our only operating subsidiary. Mr. DiMartino served as the sole officer and director of RDAR from 2015 until October 2024.

Issuance of Common Stock as Bonus

In January 2025, we issued 300,000,000 shares of our common stock to our sole officer and director, Jacob DiMartino, as a retention bonus. These shares were valued at $0.0003 per share, or $90,000, in the aggregate.

OTHER INFORMATION

The Company complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

BAD ACTOR DISCLOSURE

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

**NEW GENERATION CONSUMER GROUP, INC.**

By: */s/ Jacob DiMartino*
Jacob DiMartino
Chief Executive Officer

**Date: May 12, 2025**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

By: */s/ Jacob DiMartino*
Jacob DiMartino
President, Chief Executive Officer, Chief Financial Officer [Principal Accounting Officer], Secretary and Director

Date: May 12, 2025

EXHIBIT A

INDEX TO FINANCIAL STATEMENTS

NEW GENERATION CONSUMER GROUP, INC.
Balance Sheets
(unaudited)

	December 31, 2024		December 31, 2023	
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	---	$	---
Total Current Assets		---		---
OTHER ASSETS				
Investment in subsidiary		100,000	$	---
Total Other Assets		100,000		---
TOTAL ASSETS	$	100,000	$	---
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	27,724	$	27,724
TOTAL CURRENT LIABILITIES		27,724		27,724
STOCKHOLDERS' EQUITY (DEFICIT)				
Preferred stock, $.001 par value, 2,000,000 shares authorized Series A-2 Preferred Stock, 1,000,000 and 1,000,000 shares issued and outstanding	$	1,000	$	1,000
Common stock, $.00001 par value, 2,000,000,000 shares authorized, 1,421,272,777 and 1,321,272,777 shares outstanding, respectively		1,421,273		1,321,273
Additional paid-in capital		---		---
Retained deficit		(1,349,997)		(1,349,997)
Total stockholders' equity (deficit)		72,276		(27,724)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	100,000	$	---

The accompanying notes are an integral part of these unaudited financial statements.

NEW GENERATION CONSUMER GROUP, INC.
Income Statement
(unaudited)

	Years Ended December 31,			
	2024		**2023**	
REVENUE	$	---	$	---
COST OF REVENUE		---		---
Gross profit		---		---
OPERATING EXPENSES				
General and administrative expenses		---		19,420
TOTAL OPERATING EXPENSES		---		19,420
INCOME (LOSS) FROM OPERATIONS BEFORE OTHER INCOME AND TAXES		---		(19,420)
OTHER INCOME (EXPENSE)				
Other expense		---		---
Interest expense		---		---
TOTAL OTHER INCOME (EXPENSE)		---		---
INCOME (LOSS) FROM OPERATIONS BEFORE PROVISION FOR TAXES		---		(19,420)
PROVISION (BENEFIT) FOR INCOME TAX		---		---
NET INCOME (LOSS)		---		(19,420)
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS	$	---	$	(19,420)
NET LOSS PER COMMON SHARE				
Basic	$	(0.00)	$	(0.00)
Diluted	$	(0.00)	$	(0.00)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING				
Basic		1,321,272,777		1,321,272,777
Diluted		1,321,272,777		1,321,272,777

The accompanying notes are an integral part of these unaudited financial statements.

NEW GENERATION CONSUMER GROUP, INC.
Statement of Changes in Stockholders' Equity (Deficit)
For the Years Ended December 31, 2024 and 2023
(unaudited)

	Series A-2 Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Totals
			Year Ended December 31, 2023				
Balance, January 1, 2023 (unaudited)	1,000,000	$ 1,000	669,272,777	$ 669,273	$ ---	$ (1,330,577)	$ (660,304)
Shares issued for debt	---	---	652,000,000	652,000	---	---	652,000
Net loss	---	---	---	---	---	(19,420)	(19,420)
Balance, December 31, 2023 (unaudited)	1,000,000	1,000	1,321,272,777	1,321,273	---	(1,349,997)	(27,724)
			Year Ended December 31, 2024				
Balance, January 1, 2024 (unaudited)	1,000,000	1,000	1,321,272,777	1,321,273	---	(1,349,997)	(27,724)
Shares issued in acquisition	---	---	100,000,000	100,000	---	---	100,000
Net loss	---	---	---	---	---	---	---
Balance, December 31, 2024 (unaudited)	1,000,000	1,000	1,421,272,777	1,421,273	---	(1,349,997)	72,276

The accompanying notes are an integral part of these unaudited financial statements.

NEW GENERATION CONSUMER GROUP, INC.
Statements of Cash Flows
(unaudited)

	Year Ended December 31, 2024	Year Ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss from operations	$ ---	$ (19,420)
Changes in operating assets and liabilities		
Accounts payable	---	19,420
Net cash used in operating activities	---	---
CASH FLOWS FROM INVESTING ACTIVITIES		
No investing activities during the period	---	---
Net cash provided by investing activities	---	---
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of shares for payment of non-current liabilities	---	652,000
Non-current liabilities	---	(652,000)
Net cash provided by financing activities	---	---
Net increase (decrease) in cash	---	---
Cash, at beginning of period	---	---
Cash, at end of period	$ ---	$ ---
Supplemental Non–Cash Disclosure		
Cash paid for interest	$ ---	$ ---
Cash paid for taxes	$ ---	$ ---

The accompanying notes are an integral part of these unaudited financial statements.

NEW GENERATION CONSUMER GROUP, INC.
Notes to Unaudited Financial Statements
December 31, 2024

1. ORGANIZATION AND LINE OF BUSINESS

New Generation Consumer Group, Inc. was incorporated on February 15, 1989, under the laws of the State of Delaware as Nassau Ventures, Inc. On March 24, 1997, our corporate name changed to MegaWorld, Inc. On June 17, 2005, our corporate name changed to Power Sports Factory, Inc., in conjunction with a merger transaction, then changed back to MegaWorld, Inc., due to a scrivener's error. On February 22, 2006, our corporate name changed to Heringrat 478, Inc. On May 18, 2010, our corporate name changed to United Music & Media Group, Inc. On September 9, 2014, our corporate name changed to New Generation Consumer Group Inc.

On December 31, 2024, our current sole officer and director, Jacob DiMartino, acquired control of our company from USA Financial Holdings, Inc., for a cash payment in the amount of $80,000. Effective December 31, 2025, we acquired Signature Apps, Inc., a Colorado corporation ("Signature Apps"), from Raadr, Inc., a publicly-traded Nevada corporation (symbol: RDAR). Signature Apps is our only operating subsidiary.

Upon the acquisition of Signature Apps, our Board of Directors adopted the business plan of Signature Apps: to operate as a forward-thinking company dedicated to providing customized application and web development solutions, by leveraging cutting-edge technology and exceptional customer service to deliver high-quality, efficient, and scalable software tailored to diverse client needs.

<u>Going Concern</u>
The accompanying consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. As of December 31, 2024, the Company had few assets, liabilities, and no revenue, and has historically reported net losses, and no operations, which raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, an additional cash infusion. The Company has obtained funds from its lenders and investors since its inception through December31, 2024. It is management's plan to generate additional working capital from increasing sales from the Company's service offerings, in addition to acquiring profitable companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's Consolidated Financial Statements. The Consolidated Financial Statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the Consolidated Financial Statements.

<u>Accounts Receivable</u>
The Company has not yet extended credit to its customers. Accounts receivable are customer obligations due under normal trade terms. Once the Company resumes offering credit to its customers, we will perform continuing credit evaluations of our customers' financial condition. Management will review accounts receivable on a regular basis, based on contractual terms and how recently payments have been received to determine if any such amounts will potentially be uncollected. The Company will include any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable would be written off. The balance of the allowance account at December 31, 2024 and 2023, were both zero.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Since the Company has limited operations, estimates are primarily used in measuring liabilities, fair value assumptions in accounting for business combinations and analyzing goodwill, intangible assets, and long-lived asset impairments and adjustments.

<u>Cash and Cash Equivalents</u>
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2024, the Company had a cash balance of $-0-.

Property and Equipment

Property and equipment are stated at cost, and are depreciated or amortized using the straight-line method over the following estimated useful lives:

Furniture, fixtures & equipment	7 Years
Computer equipment	5 Years
Commerce server	5 Years
Computer software	3 - 5 Years
Leasehold improvements	Length of the lease

Since the Company had no depreciable assets, depreciation expense was zero for the year ended December 31, 2024.

Advertising Costs

The Company expenses the cost of advertising and promotional materials when incurred. Total advertising cost was zero for the years ended December 31, 2024 and 2023.

Fair value of financial instruments

Fair value is defined as the price to sell an asset or transfer a liability, between market participants at the measurement date. Fair value measurements assume that the asset or liability is (1) exchanged in an orderly manner, (2) the exchange is in the principal market for that asset or liability, and (3) the market participants are independent, knowledgeable, able and willing to transact an exchange. Fair value accounting and reporting establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment is required to interpret the market data used to develop fair value estimates. As such, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current exchange. The use of different market assumptions and/or estimation methods could have a material effect on the estimated fair value.

ASC Topic 820 established a nine-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

· Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
· Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
· Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Stock-Based Compensation

As of December 31, 2024, the Company had no stock-based compensation arrangements. However, if issued, the Company will address the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The transactions will be accounted for using a fair-value-based method and recognized as expenses in our statement of operations.

Stock-based compensation expense recognized during the period will be based on the value of the portion of stock-based payment awards that is ultimately expected to vest. The stock-based compensation expense recognized in the consolidated statements of operations during the years ended December 31, 2024 and 2023, was zero.

Basic and Diluted Net Income (Loss) per Share Calculations

Income (Loss) per Share dictates the calculation of basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Recently Adopted Accounting Pronouncements

The Company does not elect to delay complying with any new or revised accounting standards, but to apply all standards required of public companies, according to those required application dates.

Management reviewed accounting pronouncements issued during the year ended December 31, 2024, and no pronouncements were adopted during the period.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized. For the year ended December 31, 2024, we used the federal tax rate of 21% in our determination of the deferred tax assets and liabilities balances.

	Year Ended December 31, 2024
Current tax provision:	
Federal	
Taxable income	$ ---
Total current tax provision	$ ---
Deferred tax provision:	
Federal	
Loss carryforwards	$ ---
Change in valuation allowance	---
Total deferred tax provision	$ ---

3. REVENUE RECOGNITION

Although the Company currently does not have any revenue, when revenue recognition resumes, the Company will record the transactions in accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The core principles of revenue recognition under ASC 606 includes the following five criteria:

1. Identify the contract with the customer
Contract with our customers may be oral, written, or implied. A written and signed contract stating the terms and conditions is the preferred method and is consistent with most customers. The terms of a written contract may be contained within the body of an email, during which proposals are made and campaign plans are outlined, or it may be a stand-alone document signed by both parties. Contracts that are oral in nature are consummated in status and pitch meetings and may be later followed up with an email detailing the terms of the arrangement, along with a proposal document. No work is commenced without an understanding between the Company and our customers, that a valid contract exists.

2. Identify the performance obligations in the contract
Our sales and account management teams define the scope of services to be offered, to ensure all parties are in agreement and obligations are being delivered to the customer as promised. The performance obligation may not be fully identified in a mutually signed contract, but may be outlined in email correspondence, face-to-face meetings, additional proposals or scopes of work, or phone conversations.

3. Determine the transaction price
Pricing is discussed and identified by the operations team prior to submitting a proposal to the customer. Based on the obligation presented, third-party service pricing is established, and time and labor are estimated, to determine the most accurate transaction pricing for our customer. Price is subject to change upon agreed parties, and could be fixed or variable, milestone focused or time and materials.

4. Allocate the transaction price to the performance obligations in the contract
If a contract involves multiple obligations, the transaction pricing is allocated accordingly, during the performance obligation phase (criteria 2 above).

5. Recognize revenue when (or as) we satisfy a performance obligation
The Company will evaluate the performance obligations as revenue recognition materializes.

4. LIQUIDITY AND OPERATIONS

During the years ended December 31, 2024 and 2023, the Company was a "shell company," as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

While the Company hopes that its capital needs in the foreseeable future may be met by operations, there is no assurance that the Company will be able to generate enough positive cash flow to finance its growth and business operations in which event, the Company may need to seek outside sources of capital. There can be no assurance that such capital will be available on terms that are favorable to the Company or at all.

5. INTANGIBLE ASSETS

As of December 31, 2024, the Company had no goodwill or intangible assets.

6. CAPITAL STOCK

At December 31, 2024 and 2023, the Company's authorized stock consists of 2,000,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value of $0.001 per share. The rights, preferences and privileges of the holders of the preferred stock will be determined by the Board of Directors prior to issuance of such shares.

Common Stock
As of December 31, 2024, there were 1,421,272,777 shares of common stock outstanding.

Preferred Stock
As of December 31, 2024, there were 1,000,000 shares of Series A-2 Preferred Stock outstanding. The Series A-2 Preferred Stock is not convertible into shares of Common Stock, but each shares has the right to 3,000 votes.

7. ACQUISITION OF SIGNATURE APPS; CHANGE IN CONTROL

On December 31, 2024, our current sole officer and director, Jacob DiMartino, acquired control of our company from USA Financial Holdings, Inc., for a cash payment in the amount of $80,000. Effective December 31, 2024, we acquired Signature Apps, Inc., a Colorado corporation ("Signature Apps"), from Raadr, Inc., a publicly-traded Nevada corporation (symbol: RDAR), in exchange for 100,000,000 shares of the Company's common stock, which shares were valued at $100,000, in the aggregate. Signature Apps is the Company's only operating subsidiary at December 31, 2024.

Upon the acquisition of Signature Apps, our Board of Directors adopted the business plan of Signature Apps: to operate as a forward-thinking company dedicated to providing customized application and web development solutions, by leveraging cutting-edge technology and exceptional customer service to deliver high-quality, efficient, and scalable software tailored to diverse client needs.

8. SUBSEQUENT EVENTS

Issuances of Common Stock

Subsequent to December 31, 2024, the Company has issued shares of common stock, as follows:

- 300,000,000 shares as a retention bonus to our sole officer and director, which shares were valued at $120,000.
- 100,000,000 shares as a commitment fee, which shares were valued at $50,000.

Convertible Promissory Notes

Subsequent to December 31, 2024, the Company has issued convertible promissory notes in a total principal amount of $389,700, in consideration of loans in the total amount of $389,700. All such convertible notes bear interest at 8% per annum and are due one year from their respective issuance dates. All such convertible notes are convertible into shares qualified in the Company's first-filed Regulation A offering at the fixed offering price thereunder.

SIGNATURE APPS, INC.
Balance Sheets
(unaudited)

	December 31, 2024		December 31, 2023	
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	5,612	$	13,364
Total Current Assets		5,612		13,364
TOTAL ASSETS	$	5,612	$	13,364
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Notes payable – third parties	$	158,500	$	---
TOTAL CURRENT LIABILITIES		158,500		---
STOCKHOLDERS' EQUITY (DEFICIT)				
Common stock, $.001 par value, 1,000 shares authorized, 1,000 and 1,000 shares outstanding, respectively	$	---	$	---
Additional paid-in capital		348,944		348,944
Retained deficit		(488,468)		(335,580)
Total stockholders' equity (deficit)		(139,524)		(335,580)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	5,612	$	13,364

The accompanying notes are an integral part of these unaudited financial statements.

SIGNATURE APPS, INC.
Income Statement
(unaudited)

	Year Ended December 31,			
	2024		**2023**	
REVENUE	$	16,074	$	---
COST OF REVENUE		---		---
Gross profit		16,074		---
OPERATING EXPENSES				
General and administrative expenses		136,262		335,580
TOTAL OPERATING EXPENSES		136,262		335,580
INCOME (LOSS) FROM OPERATIONS BEFORE OTHER INCOME AND TAXES		(120,188)		(335,580)
OTHER INCOME (EXPENSE)				
Interest expense		(32,700)		---
TOTAL OTHER INCOME (EXPENSE)		(32,700)		---
INCOME (LOSS) FROM OPERATIONS BEFORE PROVISION FOR TAXES		(152,888)		---
PROVISION (BENEFIT) FOR INCOME TAX		---		---
NET INCOME (LOSS)		(152,888)		(335,580)
NET LOSS PER COMMON SHARE				
Basic and Diluted	$	(152.88)	$	(335.58)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING				
Basic and Diluted		1,000		1,000

The accompanying notes are an integral part of these unaudited financial statements.

SIGNATURE APPS, INC.
Statement of Changes in Stockholders' Equity (Deficit)
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Totals
			Shares	Amount			
Balance, January 1, 2023 (unaudited)			---	$ ---	$ 348,944	$ ---	$ 348,944
Issuance of shares at formation			1,000	---	---	---	---
Net loss			---	---	---	(335,580)	(335,580)
Balance December 31, 2023			1,000	---	348,944	(335,580)	13,364
Net loss			---	---	---	(152,888)	(152,888)
Balance December 31, 2024			1,000	$ ---	$ 348,944	$ (488,468)	$ (139,524)

The accompanying notes are an integral part of these unaudited financial statements.

SIGNATURE APPS, INC.
Statements of Cash Flows
(unaudited)

	Year Ended December 31, 2024		Year Ended December 31, 2023	
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss from operations				
Adjustments to reconcile net income to net cash used/provided by operating activities:	$	(152,888)	$	(335,580)
Interest – Original Issue Discount		32,700		---
Net cash used in operating activities		(120,188)		(335,580)
CASH FLOWS FROM INVESTING ACTIVITIES				
No investing activities during the period		---		---
Net cash provided by investing activities		---		---
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from promissory notes - third parties		125,800		348,073
Net cash provided by financing activities		125,800		348,073
Net increase (decrease) in cash		(7,752)		12,493
Cash, at beginning of period		13,364		871
Cash, at end of period	$	5,612	$	13,364
Supplemental Non–Cash Disclosure				
Cash paid for interest	$	---	$	---
Cash paid for taxes	$	---	$	---

The accompanying notes are an integral part of these unaudited financial statements.

SIGNATURE APPS, INC.
NOTES TO FINANCIAL STATEMENTS
For The Years Ended December 31, 2024 and 2023
(unaudited)

Note 1 – BASIS OF PRESENATION

Signature Apps, Inc., a Colorado corporation (the "Company"), is the successor to the operations of Raadr, Inc., a Nevada corporation ("Raadr"), through October 8, 2024, the date on which the then-existing operations and certain obligations of Raadr were assigned to the Company as part of a plan of divestiture. These Raadr operations have continued uninterrupted in the Company. The accompanying unaudited financial statements present, on a combined basis, the operations of the Company, including those of Raadr, for the two years ended December 31, 2024 and 2023.

Note 2 – NATURE OF OPERATIONS

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements ("U.S. GAAP"). Accordingly, they do not contain all information and footnotes required by accounting principles generally accepted in the United States of America for annual financial statements.

In the opinion of the Company's management, the accompanying unaudited financial statements contain all of the adjustments necessary (consisting only of normal recurring accruals) to present the financial position of the Company as of December 31, 2024, and the results of operations and cash flows for the periods presented. The results of operations for the year ended December 31, 2024, are not necessarily indicative of the operating results for the full fiscal year or any future period.

Management acknowledges its responsibility for the preparation of the accompanying unaudited financial statements which reflect all adjustments, consisting of normal recurring adjustments, considered necessary in its opinion for a fair statement of its financial position and the results of its operations for the periods presented.

Note 3 – GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As shown in the accompanying financial statements, as of December 31, 2024, the Company had cash on hand of $5,612 and a working capital deficit of $152,888. During the year ended December 31, 2024, the net loss was $152,888.

The Company has incurred losses since its inception and has not demonstrated an ability to generate sufficient revenues from the sales of its products or services to achieve profitable operations. There can be no assurance that profitable operations will ever be achieved, or if achieved, could be sustained on a continuing basis. In making this assessment we performed a comprehensive analysis of the Company's current circumstances including: the Company's financial position, our cash flows and cash usage forecasts for the twelve months ending December 31, 2025, and the Company's current capital structure including equity-based instruments and our obligations and debts.

The Company expects to continue to incur significant losses from operations and have negative cash flows from operating activities for the near-term. These losses could be significant as the Company has not yet generated revenues, but has continuing operating expenses including, but not limited to, compensation costs, professional fees, software development costs and regulatory fees.

The Company's primary source of operating funds has been from cash proceeds from the issuances of promissory notes. The Company has experienced net losses from operations since inception, but it expects these conditions to improve in the future as it develops its business model. The Company had an accumulated deficit of $139,524 at December 31, 2024, and requires additional financing to fund future operations.

Management's current business plan is primarily to: (i) pursue additional capital raising opportunities, (ii) continue to explore and execute prospective partnering and (iii) identify unique market opportunities that represent potential positive short-term cash flow.

The Company's existence is dependent upon management's ability to develop profitable operations and to obtain additional funding sources. There can be no assurance that the Company's financing efforts will result in profitable operations or the resolution of the Company's liquidity problems.

If the Company does not obtain additional capital, the Company will be required to reduce the scope of its business development activities or cease operations. The Company continues to explore obtaining additional capital financing and the Company is closely monitoring its cash balances, cash needs, and expense levels.

These factors create substantial doubt about the Company's ability to continue as a going concern within the twelve-month period subsequent to the date that these financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company currently offers a unique software tool in www.raadr.com that allows individuals to monitor social media activity online and is currently developing additional new software applications.

Use of Estimates and Assumptions

Preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates, and those estimates may be material.

Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and other assumptions, which include both quantitative and qualitative assessments that it believes to be reasonable under the circumstances.

Cash

For purposes of the statements of cash flows, the Company considers all highly liquid instruments with a maturity of six months or less at the purchase date and money market accounts to be cash equivalents.

At December 31, 2024 and 2023, respectively, the Company did not have any cash equivalents.

The Company is exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions to the extent account balances exceed the amount insured by the FDIC, which is $250,000.

At December 31, 2024 and 2023, respectively, the Company did not experience any losses on cash balances in excess of FDIC insured limits.

Fair Value of Financial Instruments

The Company accounts for financial instruments under Financial Accounting Standards Board ("FASB") ASC 820, *Fair Value Measurements*. ASC 820 provides a framework for measuring fair value and requires disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company's principal or, in absence of a principal, most advantageous market for the specific asset or liability.

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value.

The three tiers are defined as follows:

- Level 1 – Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;
- Level 2 – Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and
- Level 3 – Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The determination of fair value and the assessment of a measurement's placement within the hierarchy requires judgment. Level 3 valuations often involve a higher degree of judgment and complexity. Level 3 valuations may require the use of various cost, market, or income valuation methodologies applied to unobservable management estimates and assumptions. Management's assumptions could vary depending on the asset or liability valued and the valuation method used. Such assumptions could include estimates of prices, earnings, costs, actions of market participants, market factors, or the weighting of various valuation methods. The Company may also engage external advisors to assist us in determining fair value, as appropriate. Although the Company believes that the recorded fair value of our financial instruments is appropriate, these fair values may not be indicative of net realizable value or reflective of future fair values. The Company's financial instruments, including cash, accounts payable and accrued expenses, and convertible notes payable, are carried at historical cost. As of December 31, 2024 and 2023, respectively, the derivative liabilities are considered a level 3 item.

ASC 825-10 *"Financial Instruments"* allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value ("fair value option"). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding financial instruments.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, *"Income Taxes".* Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 "Income Taxes". Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

At December 31, 2024 and 2023, respectively, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties related to uncertain income tax positions in other expense. No interest and penalties related to uncertain income tax positions were recorded for the years ended December 31, 2024 and 2023, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs are included as a component of general and administrative expense in the statements of operations.

The Company recognized $-0- in marketing and advertising costs during the years ended December 31, 2024 and 2023, respectively.

Stock-Based Compensation

The Company accounts for our stock-based compensation under ASC 718 *"Compensation – Stock Compensation"* using the fair value-based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

The Company uses the fair value method for equity instruments granted to non-employees and uses the Black-Scholes model for measuring the fair value of options.

The fair value of stock-based compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

When determining fair value of stock options, the Company considers the following assumptions in the Black-Scholes model:

- Exercise price,
- Expected dividends,
- Expected volatility,
- Risk-free interest rate; and
- Expected life of option

Basic and Diluted Earnings (Loss) per Share

Basic earnings per share is calculated using the two-class method and is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding and certain other shares committed to be, but not yet issued. Net earnings available to common shareholders represent net earnings to common shareholders reduced by the allocation of earnings to participating securities. Losses are not allocated to participating securities. Common shares outstanding and certain other shares committed to be, but not yet issued, include restricted stock and restricted stock units ("RSUs") for which no future service is required.

Diluted earnings per share is calculated under both the two-class and treasury stock methods, and the more dilutive amount is reported. Diluted earnings per share is computed by taking the sum of net earnings available to common shareholders, dividends on preferred shares and dividends on dilutive mandatorily redeemable convertible preferred shares, divided by the weighted average number of common shares outstanding and certain other shares committed to be, but not yet issued, plus all dilutive common stock equivalents outstanding during the period (stock options, warrants, convertible preferred stock, and convertible debt).

Preferred shares and unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and, therefore, are included in the earnings allocation in computing earnings per share under the two-class method of earnings per share.

Unvested shares of common stock are excluded from the denominator in computing net loss per share.

Restricted stock and RSUs granted as part of share-based compensation contain nonforfeitable rights to dividends and dividend equivalents, respectively, and therefore, prior to the requisite service being rendered for the right to retain the award, restricted stock and RSUs meet the definition of a participating security. RSUs granted under an executive compensation plan are not considered participating securities as the rights to dividend equivalents are forfeitable.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Recent Pronouncements

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company's consolidated financial statement presentation or disclosures.

Note 5 – Convertible Promissory Notes

During the year ended December 31, 2024, the Company entered into convertible notes payable totaling $158,500 in consideration of cash loans in the total amount of $125,800. The notes mature one year from their respective dates of issuance, with interest at 8% per annum and conversion prices with discounts of 25% of the lowest bid price (if any) in the ten days prior to conversion.

Note 6 – Stockholders' Deficit

As of December 31, 2024, the Company is authorized to issue 1,000 shares of $0.001 par value common stock, all of which were issued and outstanding at December 31, 2024.

Note 7 – Related Party Transaction

Effective December 31, 2024, the Company was acquired by New Generation Consumer Group, Inc., a publicly-traded Delaware corporation (symbol: NGCG) from Raadr, Inc., a publicly-traded Nevada corporation (symbol: RDAR). The Company's sole officer and director, Jacob DiMartino, served as the sole officer and director of RDAR from 2015 until October 2024.

Note 8 – Subsequent Events

Management surveyed all subsequent transactions and found none that needed to be reported.

NEW GENERATION CONSUMER GROUP, INC.
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma financial statements are based on the historical financial statements of New Generation Consumer Group, Inc. ("NGCG") and Signature Apps, Inc. ("SAI") after giving effect to NGCG's acquisition of SAI (the "Acquisition") and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma financial statements. The effective date of the Acquisition was December 31, 2024.

Unaudited Pro Forma Balance Sheet

The following unaudited pro forma balance sheet has been derived from the balance sheet of NGCG at December 31, 2024 (unaudited), and adjusts such information to give effect to the acquisition of SAI, as if the acquisition had occurred at December 31, 2024. The unaudited pro forma balance sheet is presented for informational purposes only and does not purport to be indicative of the financial condition that would have resulted if the acquisition had been consummated at December 31, 2024. The unaudited pro forma balance sheet should be read in conjunction with the notes thereto and SAI's financial statements and related notes thereto contained elsewhere herein.

`	NGCG	SAI	Pro Forma Adjustments	Pro Forma
Cash and cash equivalents	$ ---	$ 5,612	$ ---	$ 5,612
Total current assets	---	5,612	---	5,612
Other assets	100,000	---	---	100,000
Total assets	$ 100,000	$ 5,612	$ ---	$ 105,612
Liabilities	$ 27,724	$ 158,500	$ ---	$ 186,224
Preferred stock	1,000	---	---	1,000
Common stock	1,421,273	---	---	1,421,273
Additional paid-in capital	348,944	---	---	348,944
Retained earnings (deficit)	(1,349,997)	(488,468)	---	(1,838,465)
Total stockholders' equity (deficit)	72,276	(139,524)	---	(67,248)
Total liabilities and stockholders' equity (deficit)	$ 100,000	$ 5,612	$ ---	$ 105,162

See accompanying notes to unaudited pro forma financial statements.

Unaudited Pro Forma Statements of Operations

Year Ended December 31, 2024

The following pro forma statement of operations has been derived from the statement of operation of NGCG at December 31, 2024, and adjusts such information to give effect to the acquisition of SAI, as if the acquisition had occurred at January 1, 2024. The pro forma statement of operations is presented for informational purposes only and does not purport to be indicative of the results of operations that would have resulted if the acquisition had been consummated at January 1, 2024. The pro forma statement of operations should be read in conjunction with SAI's financial statements and related notes thereto contained elsewhere in this filing.

	NGCG	SAI	Pro Forma Adjustments	Pro Forma
Revenues	$ ---	$ 16,074	$ ---	$ 1,607,098
Cost of goods sold	---	---	---	206,070
Gross profit	---	16,074	---	1,401,028
Expenses				
General and administrative	---	136,262	---	1,252
Total expenses	---	(136,262)	---	(1,138,260)
Interest expense	---	(32,700)	---	(32,645)
Profit (loss) before taxes	---	(152,888)	---	230,123
Income tax expense	---	---	---	(105,940)
Net profit (loss)	$ ---	$ (152,888)	$ ---	$ (154,387)
Net profit (loss) per share				
Basic and Diluted	$ 0.00	$ (152.88)	$ 152.88	$ (0.00)
Weighted average shares outstanding				
Basic and Diluted	1,321,272,777	1,000	99,999,000	1,421,272,777

See accompanying notes to unaudited pro forma financial statements.

**Notes to Unaudited Pro Forma Financial Statements**

Note 1. Basis of Unaudited Pro Forma Presentation

The unaudited pro forma balance sheet as of December 31, 2024, and the unaudited pro forma statement of operations for the year ended December 31, 2024, are based on the historical financial statements of NGCG and SAI after giving effect to NGCG's acquisition of SAI (the "Acquisition") and the assumptions and adjustments described in the notes herein. No pro forma adjustments were required to conform SAI's accounting policies to NGCG's accounting policies.

The unaudited pro forma balance sheet as of December 31, 2024, is presented as if the Acquisition had occurred on December 31, 2024. The unaudited pro forma statement of operations of NGCG and SAI for the year ended December 31, 2024, is presented as if the Acquisition had taken place on January 1, 2024.

The unaudited pro forma financial statements are not intended to represent or be indicative of the results of operations or financial position of NGCG that would have been reported had the Acquisition been completed as of the dates presented, and should not be taken as representative of the future results of operations or financial position of NGCG.

Note 2. SAI Acquisition

Effective December 31, 2024, NGCG entered into a Share Exchange Agreement with the owner of SAI (the "Acquisition Agreement"), pursuant to which NGCG acquired SAI, a company that is engaged in the computer applications industry. NGCG has adopted the business plan of SAI as its overall corporate business plan. Pursuant to the Acquisition Agreement, NGCG issued 100,000,000 shares of common stock to the shareholder of SAI, all of which shares are considered "restricted securities."

Acquisition-related expenses, including legal and accounting fees and other external costs directly related to the acquisition, were expensed as incurred.

Note 3. Pro Forma Adjustments

With respect to the unaudited pro form balance sheet, no pro forma adjustments are included. With respect to the unaudited pro forma statements of income, pro forma adjustments were made only to weighted average shares outstanding, which adjustments were made to reflect the issuance of 100,000,000 shares pursuant to the Acquisition Agreement.